Mail Stop 4561

March 4, 2009

Mr. Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, CA 95134

> **Re: Sanmina-SCI Corporation**
> **Form 10-K For Fiscal Year Ended September 27, 2008**
> **Filed November 24, 2008**
> **Form 8-K**
> **Filed on January 21, 2009**
> **File No. 000-21272**

Dear Mr. Sola:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For Fiscal Year Ended September 27, 2008

Cover Page

1.   Your cover page indicates that you have a class of common stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. Because your common stock is listed on the NASDAQ and was registered under Section 12(g) prior to the registration of NASDAQ as a national securities exchange, it appears that in future filings you should indicate that your class of common stock is

registered pursuant to Section 12(b) of the Exchange Act. See SEC Release No. 34-54240. Please advise.

2.   You have indicated on your cover page that you are well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Please provide us with your analysis supporting your conclusion that you are a well-known seasoned issuer.

Part I

Item 1. Business

Overview

Environmental Controls, pages 16 and 17

3.   Your disclosures indicate that you engage an environmental consultant to assist in evaluating environmental liabilities and establishing accruals in your consolidated financial statements. Please describe the nature and extent of the specialist involvement in your determination of amounts to accrue for environmental liabilities.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 43

4.   We note your tabular disclosure of four key performance measures on page 39. In future filings, your "Results of Operations" should discuss and analyze how period-by-period material changes in each measure affected your operating results or provided information about possible trends.

Liquidity and Capital Resources, page 49

5.   Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure in future filings to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows. For example, you should consider disclosing cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

Item 9A. Controls and Procedures

Controls and Procedures
(a) Management's Report on Internal Control Over Financial Reporting, page 59

6.   Revise to include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

(d) Inherent Limitations of Disclosure Controls and Internal Controls Over Financial Reporting, page 60

7.   We note your statement that your management does not expect that your disclosure controls and procedures will prevent all error and all fraud and that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In future filings, please revise your disclosure in section (c) to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. We have similar concerns regarding your disclosures in Form 10-Q for the fiscal quarter ended December 27, 2008

Part III

Item 11. Executive Compensation, page 60

Incorporated by Reference from Schedule 14A Filed December 15, 2008

Executive Compensation and Related Information – Compensation Discussion and Analysis, page 27

Bonuses, page 30

8.   We note that you have not provided a quantitative discussion of the terms of the following targets: free cash flow, inventory turns, and return on invested capital. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how

specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

9.   For each named executive officer, provide a detailed quantitative and qualitative description of each element of the bonus formula, including individual bonus target percentages and corporate performance factors, and how your application of the bonus formula resulted in the bonus amount actually awarded to the named executive officer. Provide a complete qualitative and quantitative description of the specific levels of achievement of the Company, and each named executive officer relative to the targets, as well as any additional information pertaining to each individual's performance that the compensation committee considered in determining specific payout levels. Discuss what your compensation committee considered in evaluating the divisional/individual portion of the bonus and how this resulted in the actual individual performance factor used in your bonus formula. Provide a more detailed quantitative and qualitative discussion of how your Company's achievement of revenue, non-GAAP operating margin, inventory turns, return on invested capital, and free cash flow measures resulted in the actual corporate performance factor amount used in your bonus formula. See Item 402(b)(1)(v) of Regulation S-K.

10.   Please provide a more detailed explanation of how you determined the amount of your Chief Executive Officer's bonus. You have noted several individual performance factors considered by the compensation committee, but you have not explained how those considerations resulted in the bonus amount actually awarded.

Long-Term Equity-Based Incentive Awards, page 32

11.   Please provide a detailed discussion of what your compensation committee considered in granting stock options to your named executive officers, including, but not limited to, how it determined the amount of options granted to each named executive officer, and the reason for granting different amounts of options to the named executive officers.

Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Related Transactions, page 49

12.   Please provide a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statement of Stockholders' Equity, page 75

13.   Explain the composition and related amounts in the line item "Stock-based compensation, net of tax adjustments for the year ended September 30, 2007. In this regard and if applicable tell us how you have complied with EITF 00-15, paragraph 3.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 83

14.   We note from disclosures elsewhere in your filing the wide range of products and services included in your end-to-end services offering. Tell us how you account for arrangements that include multiple deliverables. In this regard, tell us how you considered the guidance in EITF 00-21 in determining whether the deliverables included in your customer arrangements represent separate units of accounting and if so, tell us how you determine the fair value of such deliverables.

Note 11. Sales of Accounts Receivable, page 99

15.   Please explain to us your disclosure regarding conditional consolidation of your wholly-owned special purpose entity or the Borrower. Tell us what conditions were in question as to consolidation of the special purpose entity as of September

27, 2008 and December 27, 2008. Please explain which accounting literature is under consideration over the matter of whether or not to consolidate the Borrower. In this regard please also tell us how you have addressed the disclosure requirements in FASB Staff Position No. FAS 140-4 and FIN 46(R)-8 issued on December 11, 2008 related to your accounting for transfers of receivables.

Note 12. Accrued Liabilities, page 99

16.   Please explain the composition of other current liabilities and tell us how you considered the requirements of Rule 5-02(20) of Regulation S-X to separately disclose, in the balance sheet or in a notes thereto, any amount in excess of 5% of total current liabilities.

Note 13. Commitments and Contingencies

Environmental Matters, pages 100 – 101

17.   With regard to your exposures related to ongoing investigation and remediation activities "at a number of sites", please tell us how you believe that your disclosures meet the requirements of Question 2 of SAB Topic 5.Y and paragraphs 9 and 10 of SFAS 5. Further, clarify whether all matters discussed on pages 16 and 17 have received full consideration in your footnote disclosures within this section. Finally, clarify whether the remediation discussed in the second paragraph of this section is being accounted for in accordance with SFAS 143 and how your disclosures meet the requirements of paragraph 22 of that standard.

Note 14. Employee Benefit Plans, pages 101-105

18.   We note that you have assumed a long-term rate of return of 8.5% on assets for your U.S. pension plans and that this is the same rate used in the previous year. Please explain how you determined that this rate is appropriate and why there was no change in your assumption in the current year.

Note 15. Restructuring costs, pages 105 – 106

19.   In future filings, expand your disclosures surrounding each exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion dates to give readers a better understanding of the reasons for each and the objectives you intend to accomplish. Refer to paragraph 20(a) of SFAS 146.

Note 17. Income Taxes, page 112

20.   Since you have operations in differing tax jurisdictions please tell us how you have complied with paragraph 42 of SFAS No. 109 regarding the legal right of offsetting current and non-current tax assets and liabilities and current and non-current deferred tax assets and liabilities.

21.   While you disclose the net operating loss beginning expiration date of 2007 tell us why you do not disclose the actual expiration dates of your operating loss carry forwards pursuant to paragraph 48 of SFAS No. 109.

22.   Please tell us how you have complied with the disclosure provisions of paragraph 45 f. of SFAS 109 to disclose tax expense that results from allocating tax benefits directly to contributed capital as disclosed in the consolidated statement of stockholders' equity on page 75.

23.   Your combined presentation of income taxes payable and deferred income taxes in Note 12 on page 99 does not appear to have complied with paragraph 41 of SFAS 109, which requires separate disclosure of income taxes payable and deferred tax liabilities. Please explain this presentation to us and your compliance with paragraph 41 of SFAS 109.

Note 20. Discontinued operations, pages 114 – 115

24.   Tell us how your disclosures meet the requirements of paragraphs 43 and 47(b) of SFAS 144.

Form 8-K filed January 21, 2009

25.   We note your use of non-GAAP financial measures excludes a number of recurring items, stock-based compensation, amortization of intangibles and restructuring costs. Tell us why you believe these costs are infrequent, unusual or non-operational in nature. Otherwise, you should demonstrate the usefulness of each non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for further disclosure guidance. Since stock-based compensation, amortization of intangibles and restructuring costs are costs to shareholders you should explain the economic substance behind these measures. If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10(e)(1)(i) of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant